July 25, 2013

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-7410

Attention:	Larry Spirgel, Assistant Director

Re:	Envoy Group Corp. (“the Company”) Amendment No. 1 to Registration Statement on Form S-1 File No. 333-188785 Filed March 15, 2013

Dear Mr. Spirgel:

In response to your letter of June 19, 2013 addressed to the Company with your comments on the Company’s Registration Statement on Form S-1, filed May 23, 2013, we herewith transmit the Company’s First Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1. We note the substantial similarity between the registration statement filed by Envoy Group Corp. and the registration statement filed by First Xeris Corp. (File No. 333-188061), including, but not limited to, disclosure, development stage of the proposed business, location of the executive office in Sarasota, Florida, capital structure and size of the offering. Item 405 of Regulation C defines the term promoter to include “any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer.” Accordingly, it would appear that a common promoter(s) may exist between the two filings. Please advise in your response letter and disclose the identity of any promoter(s).

Response:

We have no promoter as defined by item 405 of Regulation C. We have revised our statement to reflect and to specify that we have no promoter on page 18 (2). We have relied on the same experts, namely our counsel and auditor.

2. Please disclose why you have had set the price per share at an amount that involves a quarter-cent.

Response:

The management believes that at the current level of development, the company can only justify a limited price per share and financing.

3. It appears that you are a “shell company” pursuant to Rule 405 of the Securities Act. We note that you have no operations and normal assets. Please revise the cover page to prominently indicate that you are a shell company, and discuss the resale limitations of Rule 144(i) in the filing.

Response:

The Company believes it is not a shell company and has no plans or intentions to be acquired or merge with an operating company. We also have no plans to change our management or enter into change of control or similar transaction.

Accordingly, we made no revisions to the S-1 in response to your Comment 3.

4. Confirm through added disclosure, if true, that you do believe that the company is a blank-check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Also disclose whether the company, its sole officer and director, any promoters, and any affiliates of these persons intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. We note your statement on page 20 that you have no plans to “combine with another business.”

Response:

We believe that we are not a blank check company subject to the provisions of Section (a)(2) of Rule 419 under the Securities Act of 1933 and pursuant to the guidelines specified in Securities Act Release No. 6932 (April 13, 1992) 1992 WL 81725.

Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In the adopting release the Commission stated that would “scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” See id. At *2.

The provisions of that Release discuss Rule 419 provisions which specify that a “blank check company” means a development stage company that either has no specific business plan or purpose., or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing “penny stock” as defined in Rule 3a51-1 of the Securities Exchange Act of 1934.

We have a specific business plan. We are a development stage company with limited operating history. Our business plan and our purpose is summarized in the “Description of Business”: section of our Registration Statement. Here it states the Company intends to open an Adult Day Care Center to provide seniors with a social community enabling them to enjoy their day while receiving the care and support they need, in nursing services, activities, salon and spa services, meals and transportation.

We are relying on the provisions of the above release, which specify that start up companies with specific business plans are not subject to the provisions of Rule 419, even if operations have not commenced at the time of the offering.

Accordingly, we make no revisions to the S-1 in response to your Comment #4.

Prospectus Cover

5. Please revise throughout to avoid excessive repetition of disclosure. For example, we note that the statement that the company had $8,908 in assets at April 30 is made 8 times in the document.  The disclosure regarding the need to raise $575,000 in capital is made approximately 20 times. Instead of simply repeating these two statements of your financial condition and financing requirements, provide specific disclosure of what this means and how the minimum capital you need will be used to further your business plans.

Response:

We concur with the Staff and have clarified in the Business Summary, Business Description and MD&A.

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, where or not they retain copies of the communications. Similarly, please supplementally  provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

In answer to your first request, we intend to rely solely on the S-1, no other written materials will be provided to qualified institutional buyers or institutional accredited investors.

In answer to your second request, as disclosed in the Registration Statement, the offering is being conducted by our sole officer and director on a best efforts basis, no brokers or dealers will be involved with the offering, thus no research reports will be published or distributed.

Accordingly, no changes were made to the S-1.

Prospectus Cover Page, page 1

7. We note that there is no minimum amount of common stock that must be sold by the company. Please add a statement that potential investors may end up holding shares in a company that:

•   Has not received enough proceeds from the offering to begin operations; and

•   Has no market for its shares.

Response:

We concur with the Staff and have revised the Prospectus Cover Page, page 1 2nd paragraph.

8. Please revise to clarify the statement that investors “will have no assurance that any monies besides themselves will be subscribed to the prospectus.”

Response:

We concur with the Staff and have revised the Prospectus Cover Page, page 1 5th paragraph.

9. Please disclose the amount of proceeds that the company may receive if 25%, 50%, 75% and 100% of the shares being offered are sold.

Response:

We concur with the staff and have revised the Prospectus Cover Page, page 1 Proceeds Table.

Business Summary, page 4

10. Please revise here and throughout the prospectus to clarify your business plan, your expected timing, and your need for future funding. Disclose the minimum amount of funding you need to have an operating business and to meet your reporting requirements. Discuss what will happen in the event that you do not raise that amount. Discuss with specificity what each level of  funding will accomplish in advancing your operations and business plan. Provide a detailed discussion of these matters in your Management’s Discussion and Analysis section based upon the sale of 25%,50%,75% and 100% of the shares being offered. For example, you state in the third paragraph that you anticipate a cash burn rate of $1,000 per month, at which rate the full proceeds of $37,500 would last 38 months. Yet you state in the following paragraph that $37,500 would only satisfy your “basic subsistence level, cash requirements for up to 12 months.” Please revise to reconcile these statements and explain what is meant by “basic subsistence level.” Moreover, you frequently refer in the filing to the need to raise $575,000 to execute your business plan over the next 18 months. You need to clarify, for example, at what level of development of the business you foresee the full proceeds lasting 38 months, compared to lasting 12 months, compared to full development of your strategy. Furthermore, on page 5 you state that if you obtain the full proceeds of this offering you will have the necessary capital to develop your business plan, while on page 7 you state that you must raise the full proceeds of this offering in order to continue operating through 2013. Please revise to reconcile all these statements.

Response:

We have re-worked the Business Summary, Business Description and MD&A to address Comment #10 and other Comments.

11. On page 11 you state that you are unable to provide a timetable for the implementation of your business plan, yet you frequently refer to a period of 18 months. Please clarify the significance of that period of time.

Response:

We concur with the Staff and have provided clarification on page 11, 1st paragraph 2nd line.

12. You state that 50% of the proceeds of the offering would last 11 months and 19 months.  Please clarify.

Response:

The company has reworked the Business Summary, Business Description and MD&A.

13. Please clarify what you mean when you state that the expenses of the offering, estimated at $9,000, “are being paid by us.” If this refers to use of existing cash, please clarify in light of you disclosure on page 29 that currently cash on hand is $6,402.

Response:

We have clarified page 4, 4th paragraph 3rd line with pg. 29 last paragraph 2nd line.

14. Revise your summary to discuss management’s reasons for becoming a public, reporting company at this time in the company’s development in light of the following:

•	The company was only incorporated less than two months before you filed the registration statement;
•	Your sole officer and director has no experience developing an adult day care center;
•	Your sole officer and director has no experience managing a public, reporting company;
•	Your sole officer and director will be devoting limited time to the development of the company;
•	It does not appear that you have a fully developed business plan;
•	Even if all the shares being offered are sold, the proceeds of the offering will be insufficient to commercialize your business or develop a business or develop your business strategy;
•	The expenses for the offering are approximately $9,000, and this amount exceeds you current assets;
•	Your sole officer and director has no experience in capital raising and is unable to identify in any detail the steps you will take to obtain the financing required to execute your business plan.

Discuss the pros and cons of becoming a public, reporting company, including management’s estimate of the increased expenses of publicly reporting.

Response:

We concur with the Staff and have revised the prospectus on page 4, 5th paragraph and page 5, 1st paragraph.

15. You state that you intend to “open Adult Day Care Centers in target areas across the United States.” Please clarify this statement by disclosing in what location you intend to open the first center and under what circumstances you foresee opening additional centers.

Response:

We concur with the Staff and have clarified page 4 Business Summary 3rd paragraph to read “Envoy Group Corp. intends to open a pilot Adult Day Care Center in the Sarasota County, Florida area. Once the center is fully operational and the kicks have been resolved we intend to build similar centers in the State of Florida through possible franchising or corporate centers route.”

Risk Factors

16. Please revise you risk factor disclosure to address the risk specific to the company and its proposed plan to develop a adult day care centers. Currently your risk factor disclosure could apply to any development stage company in any proposed business. In fact, we note that your risk factor disclosure is substantially identical to the risk factor disclosure provided by First Xeris Corp. in its registration statements on Form S-1 filed on April 22, 2013 (File No. 333-188061).

Response:

The Risk Factors have been changed to the company specifically.

The company’s election to not opt out of the JOBS Act extended transition period…page 6

17. Please revise the second paragraph of this risk factor. The matters discussed do not flow from fact that the company has elected to use the extended transition period for complying with new or revised financial accounting standards available under Section 102(b)(2)(B) of the Act. Rather, the matters flow from the fact that the company qualifies as an emerging growth company.

Response:

We concur with the staff and have revised the second paragraph of the risk factor.

We are unable to provide a time table for the implementation of our business plan…page 11

18. Please revise to clarify the reason or reasons why you are unable to provide even a contingent timetable for the development of your business plan. If you are merely saying that you business plan is entirely contingent on obtaining funding of $575,000, please state this clearly and revise your MD&A to provide a more specific timetable in terms of months and costs, noting the funding contingency. If there are other reasons you are unable to provide a timetable, please state these clearly.

Response:

The company has re-worked the Business Summary, Business Description and MD&A.

If our registration statement is declared effective……page 12

19. It is not clear why, if you cannot maintain reporting status with the Commission, you would have to cease all efforts to develop the company. Please clarify.

Response:

We concur with the Staff and have revised Risk Factor.

Determination of Offering Price, page 16

20. You refer here and elsewhere to “recycling business companies” and on page 26 to “an electronic waste facility” and “electronic waste operations” Please revise to clarify.

Response:

We concur with the Staff and have revised the clerical errors on page 16, and page 26 to reflect Adult Day Care Center.

Business Description, page 20

21. You state that all aspects of your business plan are “scalable.” Please revise to clarify this term with examples, and with reference to the need for additional $575,000 “in order to generate significant revenues.” This statement appears to contradict your disclosure in the risk factor on page 11, “We are unable to provide a time table…” where you state that “virtually all aspects of our business plan must be executed concurrently or near concurrently.” Please clarify.

Response:

The company has re-worked the Business Summary, Business Description and the MD&A.

22. Please substantiate how to intend to provide nursing and spa services. Please discuss the relevant federal, state and local regulations applicable to these services in your intended market.

Response:

We concur with the Staff. View Business Description as to the Nursing and Spa services the Company intends to provide.

Government Regulations, page 23

23. We note that you intend to provide nursing and spa services. Please discuss the relevant federal, state and local regulations applicable to these services in your intended market.

Response:

We concur with the Staff and view the Government Regulations Section.

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 26

Plan of Operations, page 26

24. Please revise to include a more detailed plan of operation for the next twelve months and then to the point of generating revenue. In the discussion of each of your planned activities, including specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

Response:

The Company has re-worked the MD&A.

Financial Statements

Report of Independent Registered Public Account Firm, page F-2

25. We note that the firm of Messineo & Co, CPAs, LLC is the firm that signed your audit report as your Independent Registered Accounting Firm. We note that there is no firm by that name licensed by the State of Florida but that firm of Drake Klein & Messineo CPAs PA is licensed by the State of Florida. We also note that the firm of Messineo & Co, CPAs, LLC is not a registered with the PCAOB, but that firm of Drake & Klein CPAs PA is registered with the PCAOB. Please tell us how you determined that the firm of Messineo & Co, CPAs, LLC is qualified to report on your financial statements pursuant to Rule 2-01 of regulation S-X.

Response:

We conferred with the engagement partner of the Audit firm of Messineo & Co., CPAs, LLC (“M&CO”). M&CO is the successor registration of Peter Messineo, CPA, a registered public accounting firm (http://tinyurl.com/nvuxk6z) with the PCAOB (firm #3774). The engagement partner had merged his firm into the firm of Drake & Klein CPAs PA, which created the firm (name change) to Drake, Klein, Messineo, CPAs, PA (“DKM”). In April 2013 the partner, Peter Messineo, terminated his relationship with DKM and reverted to the existing registration (#3774) of Peter Messineo, CPA and duly filed the name change, with the PCAOB, to reflect the change of entity from sole proprietorship to one of a partnership. The proper filings have been made to register with the State of Florida (AD67980). Due to the recent filings, the records of the State and PCAOB may not have been available at the time of your inquiry.

Exhibit 5.1 Opinion of Counsel

26. Please have counsel provide a legality opinion with respect to Envoy Group Corp. rather than First Xeris Corp.

Response:

We concur with the staff and have provided an amended legality opinion in the Exhibit 5.1 and 5.2.

Sincerely,

Envoy Group Corp.

/s/ Angela Collette

Angela Collette

Attorney and Counselor at Law